ENERGYTEC, INC.

September 13, 2007

Securities and Exchange Commission
Attn: Ron Winfrey
100 F Street, N.E.
Washington, D.C. 20549

Re: Energytec, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006, Filed April 17, 2007
Form 10-Q for the Quarterly Period Ended June 30, 2007, Filed August 14, 2007
SEC File No. 000-50072

Dear Mr. Winfrey:

Thank you for your additional comments and guidance on Monday, September 10. Pursuant to our conversation, I have gone back over the disclosures related to our reserves and additional disclosure that should be made in our Form 10-Q for the period ending September 30, 2007. We will address the following concerns:

1. We will clarify the terminology that was used in Note 3 of the Notes to the Consolidated Financial Statements in the Form 10-K for the fiscal year ended December 31, 2006, which indicated an understatement of reserves as of December 31, 2005.
2. This statement will be reconciled with the fact that reserves did not substantially increase as of December 31, 2006, with explanation of the circumstances surrounding the severance of leases that prevented reserves in those leases from being included in proved reserves for purposes of our SAS 69 disclosures.
3. We will also provide a detailed explanation of the significant changes in reserves for 2004 and 2006 due to revisions of previous estimates which will agree with the clarification as mentioned above. These disclosures will include explanation related to the classification of reserves as proved reserves and the reclassification of reserves to unproved pursuant to the regulatory severances and related non-production. We will also provide detailed verbiage with regard to the change in reserves due to sales of minerals in place in 2005 and the impact of those sales to the overall reserve base, as well as the purchase of reserves in place.

4965 Preston Park Blvd., Suite 270, Plano, Texas 75093 ***(972)*** **985-6715 Fax (972) 985-6714**

As we discussed, we do have some definitive information on the regulatory status of the dually completed wells and the remaining wells that have not been or cannot be resolved. This information will also be disclosed.

Once again, I thank you for the time that you spent with me and your input on responding to the comments received.

Sincerely,

Dorothea Krempein

Dorothea Krempein, CFO